Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

This document relates to the proposed business combination involving Restoration Robotics, Inc., a Delaware corporation (“Restoration Robotics”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus Concept”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among Restoration Robotics, Radiant Merger Sub Ltd. and Venus Concept.

CONFIDENTIAL INTERNAL COMMUNICATION

DO NOT FORWARD OUTSIDE OF THE COMPANY

Restoration Robotics Employee FAQ to accompany employee email: March 15, 2019

Restoration Robotics Employee FAQ on Merger with Venus Concept Ltd.

1.	What is happening?

As detailed in the press announcement originally shared with all employees, Venus Concept is merging with Restoration Robotics. Venus Concept is an innovative global aesthetic technology leader with a broad product portfolio and the industry’s first subscription-based business model. Venus Concept’s product portfolio consists of best-in-class aesthetic device platforms, including Venus Versa™, Venus Legacy™, Venus Velocity™, Venus Fiore™, Venus Viva™, Venus Freeze Plus™, Venus Glow™ and recently acquired NeoGraft® technology for hair restoration.

2.	What does this mean for the company?

The combination of our two companies is in line with our business strategy and positions the combined company to become a global leader in the growing $4 billion surgical hair restoration market. The merger is expected to close in the third quarter of 2019. The new company will be publicly traded and is expected to have 2019 revenue in the range of $130-135 million.

We’ll also have an exceptionally strong R&D platform that combines Restoration Robotics’ strong capabilities in robotics, 3D pre-operative planning and software with Venus Concept’s expertise in non-invasive, energy-based technologies. We see the potential to apply the ARTAS proprietary robotics and vision technology to other aesthetic procedures in the future.

3.	Who is Venus Concept?

Venus Concept is a private medical device company based in Toronto, Canada with a number of offices internationally that markets a variety of advanced solutions within the medical aesthetics category. The company was established in 2010.

4.	Can you outline why this merger makes sense now and over the long term?

The combination of Restoration Robotics and Venus Concept positions us to become a global leader in the growing hair restoration market. Additionally, the combination of Restoration Robotics’ knowledge, IP and experience with Venus Concept’s expertise in non-invasive, energy-based technologies positions the combined company for many years of industry-leading product innovation.

Importantly, we are confident in our ability to execute against this growth opportunity because we believe the employees at both of these organizations share a similar vision and corporate philosophy that will help us achieve our goals.

5.	What does this mean in terms of advancing ARTAS iX?

Venus Concept has the ideal global infrastructure to accelerate the commercial adoption of ARTAS iX by introducing the technology through its global direct sales force in 29 direct markets and cross selling to its existing customer base.

6.	Why did Restoration Robotics choose to merge with Venus Concept instead of pursuing additional financial funding?

We believe that we will be able to drive the growth of ARTAS iX more quickly and efficiently by leveraging Venus Concept’s established commercial infrastructure.

7.	What are the final terms of the deal?

The terms of the transaction are detailed in our press release and presentation, and there will be additional disclosures in our future SEC filings.

8.	What is the approval process for this merger?

The respective boards of directors of Restoration Robotics and Venus Concept have approved the proposed transaction. Completion of the proposed transaction is subject to Restoration Robotics shareholder approval, certain regulatory approvals and other customary closing conditions. The parties expect that the proposed transactions will be completed in the third quarter of 2019.

9.	Can you explain the process of integrating Restoration Robotics into Venus Concept?

Dom Serafino, currently the Chief Executive Officer of Venus Concept, and Domenic Della Penna, Venus Concept’s Chief Financial Officer, will serve as the combined company’s CEO and CFO respectively. We expect that Mark will have day-to-day responsibility for managing the integration of the two companies. Mark will work closely with the Venus Concept senior management team during the integration. Gabe has agreed to continue advancing our R&D initiatives and will take on the role of Chief Technology Officer, Robotics. We will continue to keep you apprised of material developments.

10.	Do you plan to keep the Restoration Robotics or Venus Concept name and brand?

The company will eventually be renamed to reflect our evolving leadership position within the medical aesthetics industry. We recognize the very significant global brand that has been created by our team and will respect both brands as part of our decision making in the future. For now, it is business as usual and it is very important that everyone focus on their day-to-day responsibilities and overall performance goals. This is a very exciting time for the company and all employees will be informed of relevant updates as we move forward into this exciting new chapter.

11.	What is the immediate impact on my role?

There is no immediate impact to your current role. It is extremely important that everyone remains focused on their day-to-day responsibilities and overall performance objectives, operating as business as usual. Through the integration process, we will be evaluating all aspects of the business to identify efficiencies and synergies. Relevant information will be shared as necessary.

12.	Who will vendors/partners deal with at Restoration Robotics?

They will deal with their usual representative who is responsible for managing the day-to-day relationship with that service provider.

13.	Will Restoration Robotics’ offices remain in San Jose?

Yes for at least the near term. We will continue to keep you apprised of material developments.

14.	Will there be any lay-offs or office closures?

Through the integration process, we will be evaluating all aspects of the business to identify efficiencies and synergies. Relevant information will be shared as necessary.

15.	How will the acquisition impact employee benefits and vacation days?

There will be no change at this time.

16.	How will this impact my stock options?

Your stock options will remain in place. They will be adjusted based on the exchange ratio and the relative valuation of Restoration Robotics and Venus Concept. More details will be provided in the future.

17.	How do I handle any press or investor inquiries?

Employees are not authorized to speak to the media about the transaction or our business in general. All press inquiries should be forwarded to our external communications consultant via email ir@restorationrobotics.com. It is critically important that employees do not communicate with the media or third parties about the merger.

18.	What can I communicate externally, to partners we work with, etc.?

The company has issued a press announcement and provided guidance to select employees who are approved to speak about the merger on behalf of the company. Unless you have been approved to discuss the transaction, you should acknowledge the question and refer the inquiry to info@restorationrobotics.com or inquiries@venusconcept.com.

19.	How do I handle questions from customers about the merger?

Unless you have been specifically authorized to speak about this transaction with customers, please refer them to info@restorationrobotics.com or inquiries@venusconcept.com.

20.	How do I handle questions from customers who want information on the other company’s products?

Any inquiries about products outside your core responsibility should be referred to your respective head of sales.

21.	Who do I contact if I have further questions?

Restoration Robotics employees can email questions to info@restorationrobotics.com.

Additional Information for Restoration Robotics Common Stockholders

In connection with the proposed transaction, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 related to the shares being issued in the merger, including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and the related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed.

The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at (646) 536-7000 or by email at ir@restorationrobotics.com.

Participants in Solicitation

Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and its proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC’s website at www.sec.gov.

Non-solicitation

This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financings, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share prices, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, inability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-

looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and proxy statement contained therein that Restoration Robotics will file in connection with the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware.